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STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
TO AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

        Caldera International, Inc., a corporation duly organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

        FIRST: That at a meeting of the Board of Directors of Caldera International, Inc. (the Corporation), resolutions were duly adopted setting forth (i) a proposed reverse stock split of the outstanding Common Stock of the Corporation on the basis of one (1) share for each four (4) shares of Common Stock currently issued and outstanding and (ii) a proposed amendment (the Amendment) to the Amended and Restated Certificate of Incorporation of the Corporation to reduce the number of shares of stock the Corporation is authorized to issue. Such resolutions declared the reverse stock split and the Amendment to be advisable and called a meeting of the stockholders of the Corporation for consideration thereof. The resolutions setting forth the proposed reverse stock split and the proposed Amendment are as follows:

  RESOLVED that it is advisable to effect a reverse stock split of the outstanding Common Stock of the Corporation on the basis of one (1) share for every four (4) shares currently issued and outstanding.

  RESOLVED that the Amended and Restated Certificate of Incorporation of the Corporation be amended by changing subparagraph A of Article IV so that, as amended, said subparagraph A of Article IV shall be and read as follows:

    A. Classes of Stock. The Corporation is authorized to issue two classes of stock to be designated, respectively, Common Stock and Preferred Stock. The total number of shares which the Corporation is authorized to issue is 50,000,000 shares, of which 45,000,000 shares, par value $0.001 per share, shall be Common Stock and 5,000,000 shares, par value $0.001 per share, shall be Preferred Stock. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

        SECOND: That thereafter, pursuant to resolution of its Board of Directors, an annual meeting of the stockholders of the Corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the necessary number of shares as required by statute were voted in favor of the reverse stock split and the Amendment.

        THIRD: That said Amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

        FOURTH: Upon the filing of this Certificate of Amendment with the Delaware Secretary of State, each four (4) shares of the Common Stock of the Corporation issued and outstanding on the date of such filing shall, without any further action on the part of the holders thereof, be consolidated and automatically converted into a single share of Common Stock; provided that, if any holder would otherwise be entitled to a fractional share on such reverse stock split, such fraction shall be rounded up to the next highest whole number.

        IN WITNESS WHEREOF, said Caldera International, Inc. has caused this Certificate of Amendment to be signed by J. Harrison Colter, its Vice President and Secretary, this 5th day of March, 2002.

CALDERA INTERNATIONAL, INC., a Delaware corporation
By:	/s/ J. HARRISON COLTER Title: Vice President and Secretary

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STATE OF DELAWARE CERTIFICATE OF AMENDMENT TO AMENDED AND RESTATED CERTIFICATE OF INCORPORATION